Mail Stop 3561

March 27, 2009

Mr. Qi Yumin
  Chief Executive Officer
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
Suites 1602-05, Chater House
8 Connaught Road Central
Hong Kong

> **Re: Brilliance China Automotive Holdings Limited**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 1-11412**

Dear Mr. Qi:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief